

September 24, 2009

Mr. Arthur M. Evans
Chief Financial Officer
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, CA 93309

> **Re:** **Tri-Valley Corporation**
> **Preliminary Schedule 14A**
> **Filed August 14, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 1-31852**

Dear Mr. Evans:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director